Filed pursuant to Rule 433
Dated October 19, 2016

Relating to
Pricing Supplement No. 1,118 dated October 19, 2016 to
 Registration Statement No. 333-200365
Global Medium-Term Notes, Series F

Floating Rate Senior Notes Due 2023

Issuer:	Morgan Stanley
Principal Amount:	$2,500,000,000
Maturity Date:	October 24, 2023
Trade Date:	October 19, 2016
Original Issue Date (Settlement):	October 24, 2016 (T+3)
Interest Accrual Date:	October 24, 2016
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.40%
All-in Price:	99.60%
Net Proceeds to Issuer:	$2,490,000,000
Base Rate:	LIBOR
Spread (plus or minus):	Plus 1.40%
Index Maturity:	Three months
Index Currency:	U.S. Dollars
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each January 24, April 24, July 24 and October 24, commencing January 24, 2017
Day Count Convention:	Actual/360
Optional Redemption:
The Issuer may, at its option, redeem the notes, in whole but not in part, on October 24, 2022, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Initial Interest Rate:	Base Rate plus 1.40% (to be determined by the Calculation Agent on the second London banking day prior to the Original Issue Date)
Initial Interest Reset Date:	January 24, 2017
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61746B EC6
ISIN:	US61746BEC63
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the above-referenced Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement dated November 19, 2014
Prospectus dated February 16, 2016

References in the Prospectus Supplement to the Prospectus dated November 19, 2014 shall refer to the Prospectus dated February 16, 2016.